Filed under Rule 433

Registration No. 333-132911

Merrill Lynch

Leveraged Index Return Notes®

Linked to the

Rogers International Commodity Index® — Excess Return℠

— Merrill Lynch calculated

Due June 2010

SHOULD BE READ IN CONJUNCTION WITH THE PRICING SUPPLEMENT

Merrill Lynch

Merrill Lynch

Leveraged Index Return Notes® Linked

to the Rogers International Commodity Index® — Excess ReturnSM — Merrill Lynch

calculated due June 2010

This brochure describes the Leveraged Index Return Notes® Linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated due June 2010 (the “Notes”). The Notes are NOT principal protected.

This brochure is being distributed in an electronic format through which readers may access the relevant prospectus and supplements through the hyperlinks listed below. If you receive this brochure from your financial advisor in hard copy format it will be attached to the Pricing Supplement dated October 20, 2006 and the other documents listed below.

This brochure is not an offer to sell nor does it seek an offer to buy the Notes. This brochure summarizes information in the Pricing Supplement and the other documents listed below (available at the web addresses below) and is subject to any changes in those documents. Together with this brochure, these materials supersede all prior or contemporaneous oral statements as well as any other prior written materials, if any.

You should read this brochure, together with the Pricing Supplement and the other documents listed below. Investing in the Notes involves risks not associated with traditional debt securities. You should carefully consider, among other things, the risk factors for the Notes beginning on page 7 of this brochure, page PS-7 of the Pricing Supplement and page S-3 of the accompanying MTN prospectus supplement. Merrill Lynch also urges you to consult with your investment, legal, tax, accounting and other advisers before investing in the Notes.

Merrill Lynch has filed a registration statement (including a prospectus, a general prospectus supplement, an MTN prospectus supplement and a pricing supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents filed by Merrill Lynch with the SEC and incorporated by reference in such documents for more complete information about Merrill Lynch and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov, as listed below. Alternatively Merrill Lynch, Pierce, Fenner & Smith Incorporated will arrange to send you these documents if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.

You may access the documents listed below on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Pricing supplement dated October 20, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506212522/d424b3.htm

•	MTN prospectus supplement, dated March 31, 2006: http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006: http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006: http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Merrill Lynch’s Central Index Key, or CIK, on the SEC Web site is 65100.

“Leveraged Index Return Notes®” is a registered service mark of Merrill Lynch & Co., Inc.

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “Rogers International Commodity Index®—Excess ReturnSM”, “Rogers International Commodity Index®—Total ReturnSM” and “RICI®—Excess Return” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of, Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name of Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license.

Copyright © 2006 Merrill Lynch & Co., Inc.

The date of this brochure is October 26, 2006.

Introducing the

Leveraged Index Return

Notes® linked to the Rogers International

Commodity Index®—Excess ReturnSM

—Merrill Lynch calculated due June 2010

The Leveraged Index Return Notes® linked to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated due June 2010 (the “Notes”) are designed to enable investors to invest in the performance of the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated (Bloomberg index symbol “ROGRER <Index>”) (the “ROGRER Index”). The ROGRER Index is comprised of 36 different commodities, listed on ten exchanges and quoted in four different currencies. The Notes are part of a series of senior debt securities issued by Merrill Lynch & Co., Inc. (“ML&Co.”) entitled “Medium-Term Notes, Series C” and will not be secured by collateral.

Potential Benefits

The Notes may provide investors:

■	Simplified exposure to commodities

The Notes allow investors to gain exposure to the ROGRER Index, which tracks the value of a basket of commodities consumed in the global economy, ranging from agricultural to energy to metal products, with just one transaction.

■	Commodities may diversify portfolio risk

Commodities have historically demonstrated returns that are not correlated with returns of stocks and bonds. Adding commodities to an equity and bond portfolio can help to diversify the overall risk characteristics of a portfolio.

■	Commodities may provide a hedge against inflation

Historically, commodity prices have tended to increase in inflationary environments.

An investor will receive leveraged exposure to any increases in the ROGRER Index and leveraged exposure to any decreases in the ROGRER Index in excess of a 20% decrease from the Starting Value.

References in this brochure to “ROGRER Index” are to the Rogers International Commodity Index®—Excess ReturnSM—Merrill Lynch calculated. All references to “RICI®—Excess ReturnSM Index” are to the Rogers International Commodity Index®—Excess ReturnSM which may be calculated by other entities.

Please keep in mind that the Notes are linked to the level of the ROGRER Index which means that your returns on the Notes will depend on the level of the RICI—Excess Return Index as calculated by an ML&Co. affiliate, and not by any other entity. You can access the level of the ROGRER Index under the Bloomberg symbol “ROGRER <Index>”.

The Notes are suitable for investors seeking exposure to commodities markets as represented by the ROGRER Index and who are willing to bear the potential loss associated with a non-protected investment. You can lose a part or all of the principal of your investment if the ROGRER Index declines in excess of 20% from the Starting Value.

■	The Notes are not principal protected.
■	$10 original public offering price per unit.

■	Pricing Date: November or December 2006.

■	Settlement Date: November or December 2006.

■	Valuation Date: The fifth scheduled index business day prior to the Maturity Date.

■	Maturity Date: May or June 2010.

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What is the ROGRER Index?

The ROGRER Index represents the U.S. dollar value of a basket of 36 commodities consumed in the global economy. A commodity is considered for inclusion if it plays a significant role in worldwide consumption, in both developed and developing economies.

The 36 Constituent Commodities and their initial weights*

ENERGY – 44%
AGRICULTURE – 35%
METALS – 21%

Agriculture

Wheat	7.00%
Corn	4.75%
Cotton	4.05%
Soybeans	3.00%
Live Cattle	2.00%
Coffee	2.00%
Soybean Oil	2.00%
Sugar	2.00%
Lean Hogs	1.00%
Cocoa	1.00%
Rubber	1.00%
Lumber	1.00%
Soybean Meal	0.75%
Canola	0.67%
Orange Juice	0.66%
Rice	0.50%
Azuki Beans	0.50%
Oats	0.50%
Barley	0.27%
Greasy Wool	0.25%

Energy

Crude Oil	21.00%
IPE Brent	14.00%
RBOB Gasoline	3.00%
Natural Gas	3.00%
Heating Oil	1.80%
IPE Gas Oil	1.20%

Metals

Aluminium	4.00%
Copper	4.00%
Gold	3.00%
Zinc	2.00%
Silver	2.00%
Lead	2.00%
Platinum	1.80%
Nickel	1.00%
Tin	1.00%
Palladium	0.30%

* The weights shown above are the weights of each constituent commodity in the RICI—Excess Return Index set on December 15, 2005.

* The pie chart above is not drawn to scale.

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How has the ROGRER Index Performed Historically?

The ROGRER Index has only been published since October 2006; therefore the following table sets forth the level of the RICI—Excess Return Index at the end of each month in the period from January 2001 through September 2006.* Although the historical data provided below was not calculated by us or any of our affiliates, we have no reason to believe that the historical data would have been different had we or an affiliate of ours calculated the ROGRER Index during these periods.

The following graph sets forth the historical performance of the RICI— Excess Return Index presented in the preceding table.

* Obtained from Bloomberg (Bloomberg index symbol “RICIGLER”).

This historical data, including any upward or downward trend, is not necessarily indicative of the future performance of the ROGRER Index or what the value of the Notes may be.

PAST PERFORMANCE IS

NOT NECESSARILY INDICATIVE

OF FUTURE RESULTS.

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What will an investor receive on the Maturity Date?

Depending on the direction of and percentage change in the ROGRER Index, you will receive a Redemption Amount per Note at maturity equal to:

(i) If the Ending Value is greater than or equal to the Starting Value:

(ii) If the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value, the $10 original public offering price per unit; or

(iii) If the Ending Value is less than the Threshold Value:

The following graph provides an illustration of the total payment you would receive on the Maturity Date with respect to each Note, based on a range of hypothetical Ending Values as a percentage of the hypothetical Starting Value, and assuming a Participation Rate of 130%, the midpoint of the range of 125% and 135%, as well as an illustration of the total payment you would receive with a direct investment in the ROGRER Index.

Please refer to the section entitled “Description of the Notes” in the Pricing Supplement for more information.

■	The “Starting Value” means the closing level of the ROGRER Index on the Pricing Date.

■	The “Ending Value” means the closing level of the ROGRER Index on the Valuation Date. If there is a disruption in the trading of futures contracts included in the ROGRER Index on the Valuation Date, the Ending Value will be determined based on the prices of the underlying futures contracts on the first day after the disruption related to such commodities has ceased.

■	The “Threshold Value” is 80% of the Starting Value.

■	The “Participation Rate” will be a fixed percentage between 125% and 135%. The actual Participation Rate will be set forth in the final pricing supplement.

■	The “Valuation Date” will be the fifth scheduled index business day prior to the Maturity Date.

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How will the Redemption Amount be calculated?

Set forth below are three examples of Redemption Amount calculations, assuming a hypothetical Starting Value of 2,613.68, the level of the RICI— Excess Return Index on October 6, 2006, and assuming a Participation Rate of 130%, the midpoint of the range of 125% and 135%:

Example 1 – The hypothetical Ending Value is 50% of the hypothetical Starting Value, which is less than the Threshold Value:

Hypothetical Starting Value: 2,613.68

Hypothetical Ending Value: 1,306.84

Redemption Amount (per unit) =

Example 2 – The hypothetical Ending Value is 90% of the hypothetical Starting Value, which is not less than the Threshold Value:

Hypothetical Starting Value: 2,613.68

Hypothetical Ending Value: 2,352.31

Redemption Amount (per unit) = $10

Example 3 – The hypothetical Ending Value is 150% of the hypothetical Starting Value:

Hypothetical Starting Value: 2,613.68

Hypothetical Ending Value: 3,920.52

Redemption Amount (per unit) =

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Will investors receive interest payments on the Notes?

No. There will be no payments on the Notes prior to the Maturity Date.

Are the Notes principal protected?

No. The return on the Notes will depend on the performance of the ROGRER Index. Because the level of the ROGRER Index is subject to market fluctuations, on the Maturity Date you may receive less, and perhaps significantly less, than the $10 original public offering price per unit of the Notes.

Will the Notes be listed?

The Notes will not be listed on any securities exchange. After the initial offering, MLPF&S currently expects to bid for Notes offered for sale; however, it is not required to do so.

Are the Notes registered?

Yes. The Notes are registered with the SEC under the Securities Act of 1933. The Notes are not registered for public sale outside the United States but may be available to investors outside the United States on a private placement basis subject to applicable private offering rules.

Are the Notes interests in a regulated commodity pool?

No. The Notes are not interests in a commodity pool and are not investments in future contracts traded on regulated futures exchanges. Therefore, the Notes will not be regulated by the Commodity Futures Trading Commission (the “CFTC”). You will not benefit from the CFTC’s or any other regulatory authority’s protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

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What risks are associated with the Notes?

An investment in the Notes will include risks. The information set forth below is a summary of the risks associated with an investment in the Notes. For a more complete description of the risks that you should carefully consider prior to making an investment in the Notes, see “Risk Factors” in the Pricing Supplement and the MTN prospectus supplement.

Investment may result in a loss. You will not receive a fixed amount of principal on the Notes on the Maturity Date. The Redemption Amount will depend on the change in the level of the ROGRER Index. If the Ending Value is below the Threshold Value on the Valuation Date, the Redemption Amount will be less, and possibly significantly less, than the $10 original public offering price per unit of the Notes.

Your yield may be lower than the yield on other debt securities of comparable maturity. The yield that you receive on the Notes, which could be negative, may be less than the return you could earn on other investments such as traditional interest bearing debt security of ML&Co. with the same stated maturity date.

A trading market for the Notes is not expected to develop. The Notes will not be listed on any exchange and a trading market for the Notes is not expected to develop. Although MLPF&S has indicated that it currently expects to bid for Notes offered for sale, it is not required to do so and may cease making those bids at any time. The limited trading market for the Notes may affect the price that you would receive for the Notes if you do not wish to hold your investment until the maturity date.

There are costs in creating, hedging and offering the Notes. In determining the economic terms of the Notes, and consequently the potential return on the Notes to an investor, a number of factors are taken into account, including certain costs associated with creating, hedging and offering the Notes. The price, if any, at which you could sell Notes in a secondary market transaction is expected to be adversely affected by the factors that ML&Co. considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product.

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The ROGRER Index is a rolling index composed of futures contracts on physical commodities. Holding a position in the Notes involves risk similar to trading or holding the underlying futures contracts on commodities included in the ROGRER Index. As the exchange-traded futures contracts that comprise the ROGRER Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. “Contango” markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Contango in the commodity markets could result in negative “roll yields” which would adversely affect the value of the ROGRER Index and the value of Notes.

Trading in the futures contracts underlying the ROGRER Index can be volatile. Trading in the futures contracts associated with physical commodities, such as those underlying the ROGRER Index is speculative and can be extremely volatile. Market prices of these futures contracts may fluctuate rapidly based on numerous factors including: changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates, that may negatively affect the level of the ROGRER Index and the value of the Notes.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the Notes. The commodity markets are subject to disruptions due to various factors which include the cessation of trading in the futures contract and the imposition by the futures exchange on which such contract is traded of a “limit price” (i.e., a range outside of which the contract is not permitted to trade), that may adversely affect the value of the ROGRER Index or the manner in which it is calculated. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. Limit prices may have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.

The ROGRER Index will include futures contracts on foreign exchanges. The regulations of the CFTC do not apply to trading on foreign exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges.

The ROGRER Index includes the risk of concentrated positions in one or more commodity sectors. The exchange-traded physical commodities underlying the futures contracts included in the ROGRER Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture.

The composition of the ROGRER Index is controlled by Rogers and changes may affect the value of the Notes and the amount you receive on the maturity date. The ROGRER Index is overseen and managed by a committee (the “RICI Committee”). Rogers chairs the RICI Committee and controls its decisions. Rogers, through the RICI Committee, has a significant degree of discretion regarding the composition and management of the ROGRER Index, including additions, deletions and the weightings of

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the RICI Commodities or exchange-traded futures contracts on the commodities included in the ROGRER Index. Rogers and the RICI Committee do not have any obligation to take the needs of the holders of the Notes into consideration when reweighting or making any other changes to the ROGRER Index.

The Notes are linked to the Rogers International Commodity Index®— Excess ReturnSM—Merrill Lynch calculated, not to the Rogers International Commodity Index®—Total ReturnSM. The Rogers International Commodity Index—Excess Return—Merrill Lynch calculated is not a total return index like that provided by the Rogers International Commodity Index—Total Return, a total return index which, in addition to reflecting the same returns of the Rogers International Commodity Index—Excess Return—Merrill Lynch calculated, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills.

Ownership of the Notes does not entitle you to any rights with respect to the commodities or commodity futures tracked by the ROGRER Index. You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any of the commodities or commodity futures included in the ROGRER Index.

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Tax Considerations

How are the Notes treated for United States federal income tax purposes?

The United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note will agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the ROGRER Index. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the ROGRER Index, you will generally be required to recognize gain or loss upon the receipt of cash on the maturity date or upon the sale or exchange of the Notes prior to the maturity date in an amount equal to the difference between the amount of cash received and such investor’s tax basis in the Notes. Your tax basis in a Note will generally equal the amount paid by the investor to purchase a Note. Absent a future clarification in current law, where required, ML&Co. intends to report any such gain or loss to the Internal Revenue Service (the “IRS”) in a manner consistent with the treatment of such gain or loss as capital gain or loss.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective investors in the Notes are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. See the discussion under the section entitled “United States Federal Income Taxation” in the pricing supplement.

Will United States federal income tax be payable on the Notes annually?

No. Assuming the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the ROGRER Index for United States federal income tax purposes, investors in the Notes will generally not be required to recognize gain due to interest inclusions or original issue discount (“OID”) (as described below) on the Notes annually.

How is the treatment of the Notes different from that of a corporate bond?

As mentioned above, pursuant to the terms of the Notes, ML&Co. and every holder of a Note will agree to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the ROGRER Index. In contrast, corporate bonds are generally treated as debt for tax purposes, with the effect that an investor in such a corporate bond generally has to include interest payments and OID currently

10

into income for United States federal income tax purposes, whereas payments of principal are generally treated as a return of capital. Any debt instrument that is issued at a discount to its face value (principal amount) is generally considered to have implicit interest, or OID, which an investor generally has to accrue over the life of the debt instrument and which is treated as ordinary interest income. Assuming the Notes are properly characterized and treated in the manner described above, there will not be any interest inclusions or OID on a Note. See the discussion under the section entitled “United States Federal Income Taxation” in the pricing supplement.

Circular 230 Legend. The foregoing discussion of United States federal income tax matters contained in this guide (a) was not intended or written to be legal or tax advice to any person and was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) was written to support the promotion or marketing of the Notes by ML&Co. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in United States Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between ML&Co. or its representatives and each prospective investor regarding an investment in the Notes.

Prospective purchasers of Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

11

About Merrill Lynch

Merrill Lynch & Co., Inc. is the issuer of the Notes. For information about ML&Co. (including how to access the other documents we have filed with the SEC), see the sections entitled “Merrill Lynch & Co., Inc.” and “Where You Can Find More Information” in the general prospectus supplement and prospectus.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), our subsidiary, is the underwriter for the offering and sale of the Notes. MLPF&S will also be our agent for purposes of determining, among other things, the Starting Value and the Ending Value, and calculating the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

An affiliate of ours, Merrill Lynch, Pierce, Fenner and Smith Limited, will be the index calculator of the ROGRER Index. Because we control that affiliate, potential conflicts of interest could arise.

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